Exhibit (a)(1)(xxv)

Cerberus Announces Termination of Cash Tender Offer

For The Outstanding Shares in BlueLinx Holdings Inc. Not Owned by Its Affiliate

Cerberus ABP Investor LLC (“CAI”), an affiliate of Cerberus Capital Management, L.P. (“Cerberus”), and owner of a 55.37% majority stake in BlueLinx Holdings Inc. (NYSE: BXC) (“BlueLinx” or the “Company”), today announced that CAI and Cerberus’ cash tender offer (the “Amended Offer”) of $4.00 per share for all of the outstanding publicly held shares of BlueLinx not owned by CAI expired at midnight, New York City time, on Monday, October 18, 2010, without acceptance of the tendered shares, due to the 90% Condition not being satisfied.  It had been a condition to the Amended Offer that, as a result of the Amended Offer, CAI would own at least 90% of the issued and outstanding shares of the Company.

The depositary for the Amended Offer has informed CAI and Cerberus that, as of the expiration of the Amended Offer, approximately 6,747,593 shares have been tendered and not withdrawn.  CAI and Cerberus have instructed the depositary for the Amended Offer to promptly return all shares tendered.

About Cerberus Capital Management, L.P.

Established in 1992, Cerberus Capital Management, L.P. along with its affiliates, is one of the world’s leading private investment firms with approximately $23 billion under management.  Through its team of investment and operations professionals, Cerberus specializes in providing both financial resources and operational expertise to help transform undervalued companies into industry leaders for long-term success and value creation.  Cerberus is headquartered in New York City with affiliate and/or advisory offices in the United States, Europe, the Middle East and Asia.